OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

November 21, 2011

VIA EDGAR

Valerie J. Lithotomos, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:     Oppenheimer Global High Yield Fund

     Pre-Effective Amendment No. 3 to the
     Registration Statement on Form N-1A

     SEC File Nos. 811-22609 and 333-176889

Dear Ms. Lithotomos:

We have reviewed your comments on the initial registration statement on Form N-1A, filed September 16, 2011, and Pre-Effective Amendments Nos. 1 and 2 thereto, also filed September 16, 2011 (together the “Registration Statement”), for the Oppenheimer Global High Yield Fund (the “Fund”). For your convenience, we have included each of your comments in italics, followed by our responses.

We are filing Pre-Effective Amendment No. 3 (the "Amendment") to the Registration Statement to reflect changes we have made in response to those comments and to include certain exhibits and non-material changes. The captions used below correspond to the captions in the Fund's Registration Statement and defined terms have the meanings defined therein.

Prospectus

General and Summary Prospectus

1. Please include all required data in the section "Fees and Expenses of the Fund."

We have included all fees and expenses data as requested.

2. In the section "Principal Investment Strategies" state that the Fund will invest at least 30% of its assets, and normally will invest 40% of its assets, in "foreign" securities or else delete the word "Global" from the name of the Fund.

Although we disagree with this comment, we have changed the name of the Fund as requested.

3. State whether the Fund will have any percentage limit on its investments in derivatives.

We have added the following disclosure to the section "Principal Investment Strategies":

"The Fund does not have any limitations on its investments in derivatives."

4. Please indicate that the Fund's disclosure regarding derivative investments has been reviewed to take into account the July 30, 2010 guidance from Barry D. Miller, Associate Director of the Commission's Office of Legal and Disclosure, to Karrie McMillan, General Counsel of the Investment Company Institute (the "ICI").

We have reviewed the derivatives disclosure in the Registration Statement and believe it to be consistent with the guidance offered in Barry D. Miller's July 30, 2010 letter to the ICI.

Statement of Additional Information ("SAI")

5. Please confirm that the full notional amount of credit default swaps and total return swaps will be covered by liquid securities identified on the Fund's books.

We have included the following disclosure regarding total return swaps in the section "Other Investments and Investment Strategies- Asset Coverage for Certain Investments and Trading Practices":

The Fund's approach to asset coverage may vary among different types of swaps. With respect to most swap agreements (including total return swaps but excluding, for example, credit default swaps), the Fund calculates the obligations of the parties to the agreement on a "net basis" (i.e., the two payment streams are netted out with the Fund receiving or paying, as the case may be, only the net amount of the two payments). Consequently the Fund 's current obligations (or rights) under these swap agreements will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The Fund's current obligation, if any, under a swap agreement will generally be covered by earmarking or otherwise segregating cash or liquid securities having an aggregate net asset value at least equal to the accrued unpaid net amounts owed. To the extent that the obligations of the parties under these swaps are not calculated on a net basis, the amount earmarked or otherwise segregated will be the full amount of the Fund's obligations, if any. Alternatively, the Fund could cover its obligation by other means consistent with applicable regulatory policies.

We have included the following disclosure regarding credit default swaps in that section:

With respect to credit default swaps, typically, if the Fund enters into a credit default swap as the buyer of credit protection, then it will earmark or otherwise segregate an amount of cash or liquid securities at least equal to any accrued payment or delivery obligations under the swap. Alternatively, if the Fund enters into a credit default swap as the seller of credit protection, then the Fund will earmark or otherwise segregate an amount of cash or liquid securities at least equal to the full notional amount of the swap. Alternatively, the Fund could cover its obligation by other means consistent with applicable regulatory policies.

6. In the Section "Investment Restrictions" please add disclosure explaining the current limitations imposed by each reference to the Investment Company Act.

We have added those explanations to the "Investment Restrictions" section of the Fund's SAI.

7. Please indicated that each foreign government is considered an "industry" for purposes of the Fund's concentration policy.

We have added that disclosure to the "Investment Restrictions" section of the SAI as requested.

8. Please indicate that the Fund's non-fundamental policy regarding illiquid securities restricts those investments to 15% of its assets.

This information is included in the Fund's prospectus in the section "Other Investment Strategies and Risks-Illiquid and Restricted Securities." We have also added that information to the "Investment Restrictions" section in the SAI.

General Comments

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We have not submitted and do not expect to submit an exemptive application or no-action request in connection with the Fund's registration statement.

The Opinion of Counsel is not included in this Amendment, but that opinion and all other required information will be added in a subsequent Pre-Effective Amendment. It is anticipated that at the time of the filing of the Fund’s next Pre-Effective Amendment, the Fund will request acceleration of the Registration Statement effective date to on or about November 17, 2011.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Amendment or this letter to the undersigned at:

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-5089

nvann@oppenheimerfunds.com

Sincerely,

/s/ Nancy S. Vann
Nancy S. Vann
Vice President & Associate Counsel

Enclosures

cc:     K&L Gates LLP

     Lori E. Bostrom, Esq.

     Gloria J. LaFond